Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 5, 2019, relating to the financial statements and financial statement schedule of RTI Surgical, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory relating to the adoption of Financial Accounting Standards Board Accounting Standard Codification 606, Revenues from Contracts with Customers), and the effectiveness of RTI Surgical, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of RTI Surgical, Inc. and subsidiaries’ for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Tampa, Florida

May 23, 2019